November 11, 2004


Mr. James Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance


Re:   Techne Corporation
         Form 10-K for the Year Ended June 30, 2004
         File No. 0-17272


Dear Mr. Rosenberg:

This letter is in response to the comment letter received by us dated October 27, 2004, containing comments to our Form 10-K for the year ended June 30, 2004. On November 10, 2004, we submitted our response to your comments No. 2-5. This letter is in response to comment No. 1.


Short-Term Investments, pg.32

1. Comment:

Please provide, supplementally, management's assessment of compliance to paragraph 17 of SFAS 115 as amended by SFAS 135, given that the Company currently characterizes debt instruments with maturities of three months to three years as short-term.

Response:

Our investment portfolio consists of state, municipal and corporate bonds all of which are considered available-for-sale and all have immediate marketability. Contractual maturities of the June 30, 2004, $125.4 million available-for-sale investments were as follows: due within one year - $42.5 million, due in one to two years - $28.1 million, due in two to three years - $54.8 million. Expected maturities could differ from contractual maturities since the obligations may have recall or prepayment obligations at par. The objective of Techne's investment policy is to preserve capital and maintain liquidity for potential acquisitions, including minority investments in emerging-stage companies, repurchase of shares and/or potential cash dividends. The Company has historically made acquisitions, which required it
to liquidate portions of its available-for-sale investments.   An independent
asset management firm manages the portfolio. Under Techne's investment policy, the management firm invests in securities that mature or have a mandatory demand/put or auction feature within three years. The average life of the portfolio cannot exceed two years. The Company historically classified all available-for-sale investments as current assets based on the highly liquid nature of the investments, the potential use of the investments in acquisitions, stock repurchases and/or cash dividends.

Chapter 3A, Paragraph 4 of ARB No. 43 states that "For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business."

For classification of individual marketable equity and debt securities classified as available-for-sale, some have interpreted the ambiguity of ARB 43, using one of two methods (a) based on maturities and management's intent with regard to those securities (i.e. expectations of sales and redemptions) or (b) based on whether the securities represent the investment of funds available for current operations as defined by ARB, Chapter 3, paragraph 4. Under this scenario management does not need to have a stated intent to sell such securities within one year (or normal operating cycle).

Techne's historical intent was to have liquidity in its investment portfolio to effectively meet strategic Company initiatives. As such, the securities have been classified as available for sale to match that intent. Upon reflection of the SEC's staff s comment letter, ARB No. 43 and the strong cash flow the Company has realized over the near term, the Company has determined that it will reclassify investments with contractual maturities of greater than one year as long-term as follows: (in millions):

     				9/30/04			6/30/04
                               ---------                --------
Due within one year             $ 44.3                  $ 42.5
Due in one to three years         89.5                    82.9
                                ------                  ------
Total                           $133.8                  $125.4
                                ======                  ======

Total Assets			$342.6			$325.5


We believe this will provide consistently applied accounting practice. We plan to classify available-for-sale investments with maturities of greater than one year as long-term assets in our Form 10-Q filing for the quarter ended September 30, 2004 (Form NT 10-Q has been filed on November 10, 2004) and will reclassify the June 30, 2004 investment balance to conform to this presentation.



                                  ******

We hope that we have adequately addressed item No. 1 in the Comment Letter. Please contact me at 612-379-6580 (fax) with any questions or comments.

Sincerely,

/s/ Thomas E. Oland
-------------------------
Thomas E. Oland
President and Chief Executive Officer

Cc:  Andy LaFrence, KPMG Minneapolis
      Melodie Rose, Fredrikson & Byron